Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 7, 2012

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of the DSM Global Growth Fund (S000036307)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your February 15, 2012 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 431 to its registration statement.  PEA No. 431 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 19, 2011, and is designated to become effective on March 7, 2012.  The purpose of PEA No. 431 was to register a new series with the Trust, the DSM Global Growth Fund (the “Fund”), managed by DSM Capital Partners, LLC (the “Advisor”).  The Trust is filing this PEA No. 445 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 445 will become effective simultaneously with PEA No. 431 on March 7, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.  We have underlined any additions to the Fund’s registration statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)
Please note that references to the “Prospectus” include Prospectuses for the Fund’s Retail and Institutional Classes.

1.	On page 3 of the Prospectus, please insert a footnote to indicate that “Other Expenses” are estimated for the current year.

The Trust responds by inserting footnote 1 as follows:

(1)	Other expenses are based on estimated customary Fund expenses for the current fiscal year.

2.	Please file the Operating Expenses Limitation Agreement as an exhibit to the registration statement.

The Trust responds by affirming that the Operating Expenses Limitation Agreement is filed herewith as an exhibit to this post-effective amendment to the Trust’s registration statement.

3.	To the extent that the Fund expects to incur any of the expenses carved out from the Expense Cap, please be sure to add these expenses back into the Total Annual Fund Operating Expenses.

The Trust responds by indicating that the Fund does not intend to incur any carve-out expenses.

4.
On pages 3 and 4 under the sub-heading titled, “Principal Investment Strategies,” please add a statement that “under normal circumstances, at least 40% of the Fund’s net assets will be invested in securities of non-U.S. companies and at any time, no less than 30% of the Fund’s net assets will be  invested in the securities of non-U.S. companies.”

The Trust responds by adding the disclosure as suggested.

5.
Please indicate whether or not investing in derivatives will be a principal investment strategy of the Fund; if so, please add disclosure indicating the maximum amounts and types of derivatives the Fund will invest in.

After confirming with the Advisor, the Trust responds by stating that the Fund has no intention of investing in derivative securities.  Accordingly, the Fund’s disclosure is accurate as written.

6.	Please undertake to sticker the Prospectus if at any time the Fund invests more than 25% of its net assets in any one non-U.S. country.

The Trust responds by adding the following disclosure to the Prospectus in Item 9:

Permissible Securities.  Under normal circumstances, the Fund will primarily invest its net assets in equity securities of large capitalization companies.  Equity securities include, but are not limited to, common stocks, preferred stocks, securities convertible into common stocks, rights and warrants.  The Fund has no limit on the amount of its assets it can invest in equity securities of domestic or foreign companies, including those in emerging markets; however, under normal circumstances, at least 40% of the Fund’s net assets will be invested in securities of foreign companies, and at any time, no less than 30% of the Fund’s net assets will be invested in the securities of foreign companies.  (In determining whether a company is foreign, the Advisor will consider various factors including where the company is headquartered, where the company’s principal operations are located, where the company’s revenues are derived, where the principal trading market is located and the country in which the company is legally organized.  The weight given to each of these factors will vary depending upon the circumstances.)  The Fund invests in U.S. and foreign issuers and has no specific policy on the number of different countries in which it will invest but intends to invest in at least three different countries.  A large capitalization company is one that has a market capitalization of more than U.S. $5 billion at the time of purchase.  The Fund may also invest up to 40% of its net assets in equity securities of companies that have a market capitalization below U.S. $5 billion at the time of purchase.  The Fund generally will contain 35 to 55 equity securities.  From time to time, the Fund may invest more than 25% of its assets in issuers connected to China, and in other newly-developed trading markets, which involves certain risks and special considerations not typically associated with investment in more developed economies or markets. The Fund is a non-diversified fund and may, from time to time, have significant exposure to one or more issuers, industries, geographic regions or sectors of the global economy.  The Fund may invest greater than 25% of its assets in the following sectors: consumer discretionary, consumer staples, energy, financials, health care, industrials, materials, technology and telecommunications services.

Items 4 and 9
“China Risk.  China risks include:  greater government control over the economy, political and legal uncertainty, currency fluctuations or exchange limitations, the risk that China’s government may decide not to continue to support economic reform programs and the risk of nationalization or expropriation of assets.  Information about issuers in emerging markets, including China, may not be as complete, accurate or timely as information about listed companies in other more developed economies or markets.”

Item 9
“The following is a more detailed discussion of the risks that apply to the Fund’s investments in securities of companies connected to China:

•
China’s system of government is totalitarian and has been run by the Communist Party since the founding of the People’s Republic of China in 1949.  This system is not democratic, there is no popular representation and decision making can be both opaque and arbitrary.

•
A program of economic and administrative reform began in 1978.  These reforms cover China’s state-owned industrial enterprises, the establishment of privately owned businesses, private property ownership, deregulation of prices and trade tariffs and reform of the legal system.  These all have contributed to a substantial rise in prosperity over the last thirty years, but they could be altered, stopped or reversed at any time.  As a result, the risk of nationalization, expropriation or confiscation of property may be higher in China than in other countries.

•
China has a long history of tensions with its neighbors.  There have been long-running territorial disputes with several of China’s neighbors, most notably Taiwan.  Military conflict with other countries could disrupt economic development and could destabilize the entire region.

•
China’s growing economic power has changed the geopolitical picture in Asia with growing tensions between China and the other Asian powers, Japan and India.  China also is exposed to possible upheavals in the Korean peninsula.  Each of these carry the risk of weakening economic growth and development.

•
Social tensions stemming from China’s rapid growth have increased alongside growing income inequality.  The risk of social unrest, as happened in 1989 in Tiananmen Square and across China or more recently in Tibet, could precipitate a government reaction that could reverse China’s recent growth policies.

•
China’s legal system is still based on statutes enacted by various state bodies dealing with economic matters such as foreign investment, company organization and governance, commerce, taxation and trade.  These laws are quite recent with published court decisions based on these being limited and non-binding.  This makes the interpretation and enforcement of these laws and regulations uncertain.

•
China is still a developing economy with significant disparities in progress both geographically and across sectors.  This puts strain on China’s aging infrastructure and on its financial system.  This presents a number of risks to businesses by increasing volatility and the possibility of loss.

•
While China’s domestic economy is now large, the consumer sector is still in its infancy and China therefore relies on exports to a significant degree.  The risk of trade disputes with China’s major trading partners in the U.S. and EU could damage trade.

•
There is also risk posed by changes in the value of the currency against the U.S. dollar and the currencies of China’s trading partners; China’s currency is not yet freely convertible in all markets; and there is also the risk that an increase in inflationary pressures may push interest rates significantly higher.

•
The government of China could impose controls on currency conversion and movements in exchange rates that could adversely affect companies in the China region, including issuers of debt instruments in which the Fund invests.

•	Investments in companies exposed to China may be affected by inflation, interest rate and inflation rate fluctuations that are specific to China.”

7.	Please consider adding disclosure similar to the disclosure found on page B-3 of the SAI titled, “Recent Economic Events” to the Prospectus.

The Trust responds by enhancing the risk language in the Prospectus to include factors regarding the Euro-zone crisis, as follows:

“Current political uncertainty surrounding the European Union and its membership could add to increased market volatility.  The ongoing deterioration of financial stability in several countries, including Greece, Italy, Ireland, Spain and Portugal, together with the risk of contagion to other, more stable countries, particularly France and Germany, has exacerbated the global economic crisis.  This situation has also raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union.  Given the global effect of today’s economy, the volatility of the Euro may affect the risk of an investment in the Fund.  Emerging market countries entail greater investment risk than developed markets.  Such risks could include government dependence on a few industries or resources, government-imposed taxes on foreign investment or limits on the removal of capital from a country, unstable government, and volatile markets.”

Prospectus (The Advisor’s Prior Performance of a Substantially Similar Account)

8.
On page 11 of the Prospectus under “The Advisor’s Prior Performance of a Substantially Similar Account,” please change the word “one” to “only” account and confirm that there are no other registered investment companies managed by the Advisor using this strategy.

After confirming with the Advisor, the Trust responds by making the requested change and by supplementally indicating that there are no other registered investment companies managed by the Advisor using this strategy.

9.
On page 11 of the Prospectus, the last paragraph states that the performance represents the deduction of a “model advisory fee.”  Please explain supplementally why the use of a model advisory fee is necessary rather than the actual fee.  Additionally, please make it clear in the Prospectus that the model fee is equal to or higher than the actual fees and expenses for the Similar Account.  This will provide support that the returns of the Composite disclosed are not higher than they actually are.

After consultation with the Advisor, the Trust responds by explaining supplementally that a “model” advisory fee is used, because the client in the composite is a Delaware Statutory Trust (“DST”).  The net asset value of the DST would have included a custodian fee and a trustee fee which are not related to the Advisor’s management.  In addition, the Advisor’s fee of 0.75% has been waived for the first 18 months of the DST.  As inception of the DST was September 2010, advisory fees would not be charged until April 2012.  These waived advisory fees cannot be recouped.  The model advisory fee of 0.90% was applied to the gross performance of the DST.  This is higher than the actual management fee charged to the DST to date (0.00% or 0.75% commencing April 2012).  However, the Advisor will offer this investment strategy in separate accounts at 1.00% management fee, which would be higher than the 0.75% charged to the DST.  The suggested language has been added to the Prospectus as follows:

The model advisory fee is 0.90% per annum, which fee is higher than the actual fee charged to the composite.

10.
On page 11 of the Prospectus under “The Advisor’s Prior Performance of a Substantially Similar Account,” please make it clear that the information provided reflects the deduction of all fees and expenses, not just brokerage commissions and execution costs, incurred by the similarly managed account.

The Trust responds by revising the disclosure to read as follows:

Except for custody and trust-related costs, the performance reflects the deduction of all other advisory fees and expenses, including brokerage commissions and execution costs paid by the client account in the composite without provision for federal or state income taxes.

11.	On page 12 of the Prospectus under “The Advisor’s Prior Performance of a Substantially Similar Account,” please underline the word “not” in the tabular presentation.

The Trust responds by making the suggested change.

12.
On page 12 of the Prospectus under “The Advisor’s Prior Performance of a Substantially Similar Account,” please update the numbers for more recent fiscal period ending date and “since inception” from January through December and “since inception” and update the heading of the table to omit the date.

The Trust responds by updating the referenced performance numbers for the period ended December 31, 2011 as requested.  We respectfully choose to include the date in the heading of the table.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP